UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment __)


                                POWERRAISE, INC.
                                (Name of Issuer)


                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)


                                   73933U 10 2
                                 (CUSIP Number)


                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 31, 2007
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 73933U 10 2                                          Page 2 of 5 Pages
---------------------                                          -----------------


1   NAMES OF REPORTING PERSONs
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ruth Navon
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO *
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Israeli
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,500,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,500,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000 shares of common stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.8% of the issued and outstanding shares of common stock **
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
* The Reporting Person received 2,500,000 shares of the Issuer's common stock in consideration for services previously rendered to the Issued in the amount of $2,500.
** Based on 5,581,000 shares of the Issuer's common stock outstanding as February 16, 2007

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 73933U 10 2                                          Page 3 of 5 Pages
---------------------                                          -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock $0.001 par value, of PowerRaise, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located 1687 West Broadway, Suite 303, Vancouver, British Columbia, Canada, V6J 1X2..

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Ruth Navon (the "Reporting Person").

 (b) The business address of the Reporting Person is: 1687 West Broadway, Suite 303, Vancouver, British Columbia, Canada, V6J 1X2.

(c) The present principal occupation of the Reporting Person is serving as Chief Executive Officer, President, Treasurer, Secretary and director of the Issuer. The name, principal business, and address of the organization in which such employment is conducted are as follows:
1687 West Broadway, Suite 303, Vancouver, British Columbia, Canada, V6J 1X2..

(d) The reporting person is a citizen of  Israel.

(e) During the last five years, the Reporting has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person received 2,500,000 shares of the Issuer's common stock in consideration for services previously rendered to the Issuer in her capacity as director and officer of the Issuer. Such services were determined by the Issuer to have a value of $2,500.

ITEM 4. PURPOSE OF TRANSACTION

On March, 2005, the Reporting Person was issued 2,500,000 shares of the common stock of the Issuer. Such shares were issued for the purpose of compensating the Reporting Person for services rendered to the Issuer.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 73933U 10 2                                          Page 4 of 5 Pages
---------------------                                          -----------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 5,581,000 issued and outstanding shares of common stock as of February 16, 2007. The Reporting Person owns 2,500,000 shares (representing 44.8%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 73933U 10 2                                          Page 5 of 5 Pages
---------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2007

                                             /s/ Ruth Navon
                                             ------------------------------
                                             Ruth Navon


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).